ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

_______________________________________________________________________________________

November 22, 2024

Jenny O'Shanick

United States Securities & Exchange Commission

Division of Corporation Finance Office of Manufacturing

Washington DC 20549

Re:Armed Forces Brewing Company, Inc.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed August 26, 2024

File No. 024-12221

Dear Ms. O'Shanick:

Please accept this letter and filing of Form 1A-POS/A in response to the Commission’s correspondence to Alan Beal, CEO of Armed Forces Brewing Company, Inc. dated November 14, 2024.

Amendment No. 1 to Post Qualification Amendment to Offering Statement on Form 1-A filed November 1, 2024

Plan of Distribution, page 65

We note your response to prior comment 13 and that Colonial Stock Transfer Company will act as your transfer agent. However, we note that your disclosure on page 65 still states that Integral Transfer Agency USA Inc. will act as your transfer agent. Please revise to resolve this inconsistency.

This has been corrected in the latest Offering Circular filing.

Description of The Business, page 67

We note your revisions in response to prior comment 3 and reissue in part. Please file your material contracts for your customers, distributors, suppliers, and intellectual property, or tell us why you believe that such exhibits are not required. Refer to Item 17.6 of Form 1-A (Part III). Revise to include a description of the material terms of your assignment agreement with Seawolf Brewery LLC that you filed. Finally, we note your revised disclosure on page 71 that

____________________________________________________________________________________________________________________________

Washington DC Office     1440 G Street NW     Washington DC 20005

Cell: (813) 309-6258

Office: (202) 370-1333

E-mail: AlmericoLaw@gmail.com

www.Almerico.com

Member of the Florida Bar

“the Company is not dependent on any major customers[] or suppliers (including suppliers of raw materials or financing) other than those discussed in this Offering Circular.” Please revise this section to clearly discuss who your major customers and suppliers are.

In the latest filing, we have included all contracts the company deems material for distributors and one for a supplier. The company does not have any material contracts for customers or for intellectual property other than the previously filed assignment agreement.

The latest filing has been revised to include a description of the material terms of the company’s assignment agreement with Seawolf Brewery LLC.

The latest filing has been revised to discuss who major distributors and suppliers are.

Description of Property, page 71

We note your revisions in response to prior comment 4. Please file your Norfolk lease agreement. Refer to Item 17.6 of Form 1-A (Part III), or tell us why you believe that the exhibit is not required. Finally, please revise Part I, Item 1 to clarify that that your principal executive office is in Norfolk, Virginia.

The Norfolk lease agreement has been filed as a material agreement. Part I. Item I has been revised as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources, page 75

We note your revisions in response to prior comment 7 and reissue in part. Please revise to disclose your material loan commitments for capital expenditures as of the end of December 31, 2023, and indicate the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. In this regard, we note your disclosure on page FS-14 that your convertible note and related accrued interest were outstanding as of December 31, 2023. Refer to Item 9(b)(2) of Form 1-A (Part II).

This comment has been addressed in the latest filing with additional disclosures related to the note being made in the Liquidity and Capital Resources section.

Plan of Operations, page 76

We note your revisions in response to prior comment 9. We also note that one of the purposes of your use of proceeds is for “taproom acquisition and development” on page 66. Please revise to explain whether you plan to use the proceeds from this offering to acquire additional brewing

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

facilities, or if this disclosure refers to your Norfolk facility.

This has been amended to clarify the disclosure and to address the Commission’s comment.

Convertible Note, page 79

We note your revisions in response to prior comment 8 and reissue in part. Please revise to describe your required interest payments under your convertible note. Further, please revise to describe the different conversion events, including whether your current Regulation A offering will trigger the conversion event described under Section 4.4. Finally, please disclose the name of the purchaser(s).

This has been amended to address the Commission’s comment. It should be noted that the convertible note does not specify any amount of specific interest accruing other than in the event of a default..

Security Ownership of Management and Certain Securityholders, page 87

We note your revisions to prior comment 10. We also note your response that you are providing the tables on pages 88 and 90 as “other information the Company feels is appropriate to disclose. The Company believes providing additional footnotes to each column of the tables makes it easier to comprehend for investors, and also provides not only the required voting equity disclosures under the Regulation A rules, but also more information about the overall percentages of voting and non-voting equity in the Company.” Please disclose this response in the lead-in paragraphs to the tables on pages 88 and 90. Finally, in your next amendment, please continue to reflect information as of the most recent practicable date and state the date used, and update this disclosure as necessary.

This has been amended to address the Commission’s comment.

Interest of Management and Others in Certain Transactions, page 91

We note your response to prior comment 11 and that “[t]here are no related party loans.” Please explain how your response is consistent with your disclosures on page FS-14, which discusses related party loans with your founders during the fiscal years ended December 31, 2023 and 2022, or revise. Refer to Item 13(a) of Form 1-A (Part II).

This has been amended to disclose the initial founders contributions, which have been classified as loans.

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

Section F/S - Financial Statements, page 111

Please amend your offering statement to update your financial statements and related disclosures. Refer to Part F/S (c)(1)(i), (c)(1)(ii), (b)(3)(B) and (b)(5) of Form 1-A for guidance.

The financial statements and related disclosures have been updated

Income Statements, page FS-7

We note your response to prior comment 15 and the revision to your offering statement. It appears, however, that your disclosure was not fully responsive to our comment. In this regard, please revise your offering statement to also provide the disclosures required by ASC 260-10-50-1. Refer to ASC 260-10-45-10 and 45-20 for additional guidance.

Updated year-end 2023 financial statements (audited) and updated June 30, 2024 financial statements (unaudited) have been included in the most recent filing which have added notes that provide the additional disclosures from ASC 260-10-50-1. Assuming these are sufficient, the company will amend their 1-K and 1-SA filings to include these following qualification. Please note that for purposes of expediency, the 2023 audited financials filed are not in text searchable format, but in the next filing or the final filing for qualification, the financials will be in text searchable format.

Part III - Exhibits

Exhibit 1A-11 - Consent of Independent Auditor, page FS-17

Please have your auditor update the date of its consent to a date within 30 days of your filing.

An updated auditors consent has been filed with the latest filing.

General

We note your revisions in response to prior comment 16 and reissue in part. We note that you filed an opinion pursuant to Item 17.12 of Form 1-A (Part III). Please provide the consent of Kendall Almerico pursuant to Item 17.11 of Form 1-A (Part III). Further, please refile Exhibit 1A-8 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T. Clearly revise your exhibit index to list each of these exhibits.

All of the above have been rectified in the latest filing.

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

We note that you filed all of your material contracts as one Exhibit 1A-6. Please update as follows:

Please revise your Exhibit Index to clearly list and file each exhibit separately.

The Exhibit Index has been amended to clearly list each exhibit separately.

Please refile each agreement as final signed agreements.

Each agreement is a filed and signed agreement where available.

We note your response to prior comment 8 that your convertible note includes “redactions to protect the privacy of the investor.” Further, we note that your Operating Agreement of Ironbound AFBC Properties LLC and Brewing and Packaging Agreement appear to include redactions. Please mark the exhibit index to indicate for each relevant exhibit that portions of the exhibit have been omitted. Further, revise each exhibit to include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. You must include brackets indicating where the information is omitted from the filed version of the exhibit. If requested by the Commission or its staff, you must promptly provide on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses. Refer to Instructions to Item 17 of Form 1-A (Part III. Please ensure that for any other material contract you file in response to our comments, such exhibit complies with this comment.

The exhibit index has been marked to indicate for each relevant exhibit that portions of the exhibit have been omitted. Each exhibit with redactions has been amended to include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Each redaction now includes brackets indicating where the information is omitted from the filed version of the exhibit.

We note that your financial statements in this Post-Qualification Amendment are stale. We also note your revised disclosure that you have 1,633,442 Class C Common Stock outstanding. In your prior filing on August 26, 2024, you disclosed that you had 1,428,725 Class C Common Stock outstanding. Please tell us whether you sold additional Class C Common Stock after October 1, 2024 and if you are currently offering your Class C Common Stock.

In the latest filing, we have updated the financial statements to include the most up to date

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

statements filed with the Commission. Please note that for purposes of expediency, the 2023 audited financials filed are not in text searchable format, but in the next filing or the final filing for qualification, the financials will be in text searchable format.

As for the difference in Class C Common Stock outstanding in October 2024 versus the prior filing of August 26, 2024, the difference is accounted for by additional shares of Class C Common Stock sold in the Regulation A offering as well as additional shares granted by the issuer to others. Additional shares have been sold since October 1, 2024 and the difference is reflected in the latest filing. The company is currently offering its Class C Common Stock.

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

____________________________________________________________________________________________

ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com